SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        Delta Woodside Industries, Inc.
             (Exact Name of Registrant as Specified in Its Charter)


 South Carolina                                             57-0535180
(State or Other Jurisdiction of                            (IRS Employer
Incorporation or Organization)                           Identification No.)


233 North Main Street, Hammond Square, Suite 200,
Greenville, South Carolina                                       29601
(Address of Principal Executive Offices)                       (Zip Code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: Not Applicable (if applicable).

         Securities to be registered pursuant to Section 12(b) of the Act:


   Title of Each Class                          Name of Each Exchange on Which
   To Be So Registered                          Each Class Is To Be Registered

 Common Stock Purchase Rights                      New York Stock Exchange


         Securities to be registered pursuant to Section 12(g) of the Act:

                  None



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Item 1.  Description of Registrant's Securities to be Registered.

     Common Stock Purchase Right Dividend

     On December 9, 1999, the Board of Directors of Delta Woodside Industries, Inc. (the "Company") declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of the Company's common stock, par value $0.01 per share (the "Common Stock"), to stockholders of record at the close of business on December 22, 1999. Each Right entitles the registered holder to purchase from the Company one quarter share of the Common Stock, at a cash exercise price of $5.00 per quarter share (equivalent to $20.00 per whole share), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Agreement (the "Rights Agreement") between the Company and First Union National Bank, as Rights Agent.

     The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement. A copy of the Rights Agreement (which incudes as Exhibit A the form of Rights Certificates and as Exhibit B the Summary of Rights to Purchase Common Stock) has been included as Exhibit 4.1 hereto and is incorporated herein by reference.

     Certificates; Separation of Rights from Common Stock

     Initially, the Rights will not be exercisable, will be attached to all outstanding shares of the Common Stock, and no separate Right certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") (other than an Exempt Person as defined in the Rights Agreement) has acquired beneficial ownership of 20% or more of the outstanding shares of the Common Stock (the date of this announcement being referred to as the "Share Acquisition Date") and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 20% or more of the outstanding shares of the Common Stock.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred only with such the Common Stock certificates, (b) new the Common Stock certificates issued after December 22, 1999 will contain a notation incorporating the Rights Agreement by reference, and (c) the surrender for transfer of any certificates for the Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 22, 2009, unless previously redeemed or exchanged for the Common Stock by the Company as described below.



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     As soon as practicable after the Distribution Date, Right certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of the Common Stock issued prior to the Distribution Date will be issued with Rights.

     Flip-In Rights

     In the event that (i) a Person acquires beneficial ownership of 20% or more of the Company's common stock, (ii) the Company is the surviving corporation in a merger with an Acquiring Person or any Affiliate or Associate of an Acquiring Person and the Common Stock is not changed or exchanged, (iii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Shareholder Rights Agreement, or (iv) an event occurs that results in an Acquiring Person's ownership interest being increased by more than 1%, proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise thereof at then current exercise price, that number of shares of the Common Stock (or in certain circumstances, cash, property, or other securities of the Company) having a market value of two times such exercise price. However, the Rights are not exercisable following the occurrence of any of the events set forth above until the time the Rights are no longer redeemable as set forth below. Notwithstanding any of the foregoing, upon any of the events set forth above, rights that are or were beneficially owned by an Acquiring Person shall become null and void.

     Flip-Over Rights

     In the event that, at any time following the Share Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or
(ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

     Exchange of Common Stock for Rights at Option of the Board

     At any time after any person becomes an Acquiring Person and prior to the time such Person, together with its Affiliates and Associates, becomes the Beneficial Owner of 50% or more of the outstanding the Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights that have become void), in whole or in part, at the exchange rate of one quarter share of the Common Stock per Right, subject to adjustment as provided in the Rights Agreement.

     Adjustment of Exercise Price and Underlying Shares in Certain Events

     The exercise price payable, and the number of shares of the Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if all holders of the Common Stock are granted certain

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rights or warrants to subscribe for the Common Stock or  securities  convertible into the Common Stock at less than the current market price of the Common Stock, or (iii) upon the distribution to all holders of the Common Stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of
subscription   rights  or  warrants   (other  than  those  referred  to  above).
Notwithstanding the foregoing, no adjustment will be made to the exercise price payable, and the number of shares of the Common Stock or other securities or property issuable, upon exercise of the Rights in connection with the expected spin-off of the Duck Head Apparel Company division or the Delta Apparel Company division of the Company provided such spin-off is consummated by March 31, 2000.

     With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of the Common Stock will be issued upon exercise of a Right and, in lieu thereof, a payment in cash will be made based on the fair market value of the Common Stock on the last trading date prior to the date of exercise.

     Redemption of Rights

     The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (payable in cash, the Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at any time prior to the earlier of the close of business on the tenth day after the Share Acquisition Date or the final expiration Date of the Rights (whichever is earlier). After the redemption period has expired, the Company's right of redemption may be reinstated upon the approval of the Board of Directors if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of the Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights and without any notice, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     No Rights of Stockholder Until Exercise

     Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends.

     Amendment of Rights Agreement

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement, other than those relating to the principal economic terms of the Rights, may be amended by the Board to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement. Amendments adjusting time periods may, under certain circumstances, be limited.

     Tax Considerations

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     While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Anti-Takeover Effects

     The Rights may have anti-takeover effects, though they will not prevent a take-over. The Rights will cause substantial dilution to a person or group of persons that acquires beneficial ownership of 20% or more of the outstanding shares of the Common Stock without the Rights having been redeemed. However, the Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its stockholders because the Rights may be redeemed by the Board of Directors.


Item 2.  Exhibits.

     4.1 Rights Agreement, dated as of December 10, 1999, between the Company and First Union National Bank, which includes as Exhibit A the Form of Rights Certificate and, as Exhibit B, the Summary of Rights to Purchase Common Stock.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    DELTA WOODSIDE INDUSTRIES, INC.




Date: December 15, 1999             By: /s/ E. Erwin Maddrey, II
-----------------------             -----------------------------
                                        E. Erwin Maddrey, II
                                        President & Chief Executive Officer


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